Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by:  Nippon Oil Corporation
Subject Companies:  Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number:  333-155256
Dated November 2, 2009

Execution of a Business Integration Agreement
and the Preparation of a Share Transfer Plan

Nippon Oil Corporation

Nippon Mining Holdings, Inc.

October 30, 2009

I.  Outline of the Business Integration

Nippon Oil Corporation  - 1 - Nippon Mining Holdings, Inc.

Objectives and Basic Concept of the Business Integration

Objectives of the Business Integration

 Anticipate future structural changes in business environment
 Further strengthen the management base
 Progress under a new management philosophy

Carry out the mission to provide a stable and efficient supply of energy, resources and materials

Basic Concept

Become one of the world's leading "integrated energy, resources and materials groups," operating in the areas of petroleum
refining and marketing, oil and natural gas exploration and
production, and metals
Allocate management resources to the operations with highest profitability under the concept of "Best Practices"
Undertake comprehensive restructuring of the petroleum refining and marketing sector at an early stage, which will become
possible for the first time through the business integration

Nippon Oil Corporation  - 2 - Nippon Mining Holdings, Inc.

Exchange Ratio

The Exchange Ratio

Nippon Oil      Nippon Mining
1.07              1.00

(Note 1)1.07 shares of common stock of the Holding Company will be allocated and delivered per share of common stock of Nippon
Oil, and 1.00 shares of the common stock of the Holding Company will be allocated and delivered per share of common stock of
Nippon Mining.  If fractional shares constituting less than one unit of shares of the Holding Company's common stock would be delivered to shareholders of Nippon Oil, the Holding Company will pay cash to such shareholders based on such fractional shares pursuant to the provision of Article 234 of the Companies Act and other relevant laws and regulations.  However, the
above-mentioned exchange ratio may be altered upon mutual
agreement by the Companies if any material change occurs in the circumstances regarding the operation, assets or debt situation of Nippon Oil or Nippon Mining. In addition, 100 shares of the
Holding Company stock will constitute one unit.
(Note 2)Number of Shares to be Issued by the Holding Company
(scheduled): Common stock 2,495,485,929 shares

Nippon Oil Corporation  - 3 - Nippon Mining Holdings, Inc.

Schedule of the Business Integration

October 30, 2009

Meetings of the board of directors to approve the business
integration agreement and the preparation of the share transfer plan

October 31, 2009 (scheduled)

Public notice of record date for the extraordinary meetings of shareholders

November 15, 2009 (scheduled)

Record date for the extraordinary meetings of shareholders

January 27, 2010 (scheduled)

Extraordinary meetings of shareholders regarding the approval of the share transfer plan

March 29, 2010 (scheduled)

Delisting of shares from stock exchanges

April 1, 2010 (scheduled)

Incorporation and registration of the Holding Company (Effective date of the Share Transfer)

Listing of shares of the Holding Company (Tokyo Stock Exchange,
Osaka Securities Exchange and Nagoya Stock Exchange)

July 1, 2010 (scheduled)

Incorporation of core business companies

If the necessity arises in the course of business integration or other circumstances, changes to the schedule may be made upon consultation between the Companies.

Nippon Oil Corporation  - 4 - Nippon Mining Holdings, Inc.

Trade Name of the Integrated Group

Trade Name

Integrated Group

JX Group

Holding Company

JX Holdings, Inc.

Petroleum Refining and Marketing Business Company

JX Nippon Oil & Energy Corporation

Oil and Natural Gas Exploration and Production Business Company

JX Nippon Oil & Gas Exploration Corporation

Metals Business Company

JX Nippon Mining & Metals Corporation

(Note 1)     "JX" is a name which represents the basic philosophy
of the Integrated Group.  "J" represents a Japanese and world leading "integrated energy, resources and materials
business group," and "X" represents challenges of the unknown, growth and development for the future, and creativity and
innovation, among others.
(Note 2)     Logo and trade mark of the Holding Company and the
core business companies will be announced upon determination.

Nippon Oil Corporation  - 5 - Nippon Mining Holdings, Inc.

Management Structure

Representative Directors of the Holding Company As of April 1,
2010 (Scheduled)

Post                    Name                 Current Post

Representative Director and
Chairman of the Board

Shinji Nishio

Representative Director and President, President and Executive
Officer, Nippon Oil
Corporation

Representative Director and President, President and Executive
Officer          Mitsunori Takahagi
President and Chief
Executive Officer, Nippon Mining Holdings, Inc.

(Note)  4 of the 16 directors are outside directors.
4 of the 6 corporate auditors are outside corporate auditors.

Representative Directors and Presidents of the Core Business
Companies

As of July 1, 2010 (Scheduled)

Post                Name               Current Post

Representative Director and President,
JX Nippon Oil & Energy Corporation  Yasushi Kimura
Director, Senior Vice President, Executive Director of the
Energy Solution
Division, Nippon Oil Corporation

Representative Director and President,
JX Nippon Oil & Gas Exploration Corporation
Makoto Koseki
Representative Director and President, Nippon Oil Exploration
Limited

Representative Director and President,
JX Nippon Mining & Metals Corporation       Masanori Okada
President and Chief Executive Officer, Nippon Mining & Metals
Co., Ltd.

Nippon Oil Corporation  - 6 - Nippon Mining Holdings, Inc.

Trade Name of the Holding Company

JX Holdings, Inc.

Location of Head Office

6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo

Paid-in Capital

Y100 billion

Date of Delisting of Shares of Both Companies (scheduled)

March 29, 2010

Date of Share Transfer (scheduled)

April 1, 2010

Date of Listing of the Holding Company (scheduled)

April 1, 2010

Exchange Ratio

Nippon Oil Shares  1. 07 :  Nippon Mining Shares: 1.00

Nippon Oil Corporation  - 7 - Nippon Mining Holdings, Inc.

Method of the Business Integration

       First Step
    Incorporation of
   the Holding Company
April 1, 2010 (Scheduled)

         Completion of the Integration
     Integrate, Restructure and Reorganize
all businesses into three core business companies
            July 1, 2010 (Scheduled)

Holding Company
  JX Holdings
Holding Company
  JX Holdings
Nippon Oil Corporation

Nippon Petroleum Refining Co., Ltd.

Nippon Oil Exploration Limited
               JX Nippon Oil & Energy Corporation
            Petroleum Refining and Marketing Business
Nippon Oil, Nippon Petroleum Refining and Japan Energy will merge

           JX Nippon Oil & Gas Exploration Corporation
     Oil and Natural Gas Exploration and Production Business
 Nippon Oil Exploration and Japan Energy Development will merge

              JX Nippon Mining & Metals Corporation
                         Metals Business
       Nippon Mining and Nippon Mining & Metals will merge
                       Listed subsidiaries
                    Common function companies
                 Independent business companies

Nippon Oil Corporation  - 8 - Nippon Mining Holdings, Inc.

Basic Roles of the Holding Company and
the Core Business Companies

  Maximization of the corporate value
Strategic distribution of management resources

  Holding Company

Strategic distribution of management resources

Business development and innovation

                 Pursuit of synergies

                Core Business Companies
       Petroleum Refining and Marketing Business
Oil and Natural Gas Exploration and Production Business
                    Metals Business

Nippon Oil Corporation  - 9 - Nippon Mining Holdings, Inc.

II.  Business Strategy of the Integrated Group

Nippon Oil Corporation  - 10 - Nippon Mining Holdings, Inc.

Basic Strategy and Business Strategy of the Integrated Group

Basic Strategy
Aim to become one of the world's leading integrated energy,
resources and materials groups.
Maximize corporate value by allocating management resources to operations with highest profitability.
Promote projects that assist in the creation of a better global environment and innovation of new technologies, and
contribute to the development of a sustainable economy and
society.

Nippon Oil Corporation  - 11 - Nippon Mining Holdings, Inc.

Business Strategies of the Core Businesses

Petroleum Refining & Marketing Business

JX Nippon Oil & Energy Corporation

Undertake fundamental structural reforms that anticipate future changes in business Environment
Decrease oil refining capacity, increase efficiency of and
value-added to refining facilities
Maximization of synergies, significant improvement of cost
competitiveness
Global expansion of operations

Strive to be an integrated energy company that responds to our customers' needs
Improve customer satisfaction and strengthen brand value
Engage in new energy businesses such as fuel cells and
photovoltaic power generation

Oil and Natural Gas E&P Business

JX Nippon Oil & Gas Exploration Corporation

Aim for sustainable growth while responding flexibly to changes in the business environment
Actively making investments while carrying out thorough risk management.

Strengthen the operating base on a global scale
Accumulate technology and strengthen relationships with
governments of oil-producing countries and business partners

Metals Business

JX Nippon Mining & Metals Corporation

Aim to establish a global integrated production system centered on the copper business
Actively develop copper mines, improve the equity base
entitlement volume of copper and investment returns
Develop innovative copper-smelting technologies

Aim to have one of the top market shares in areas in which
significant growth is expected
Introduce high-functionality materials to the electronic
materials business
Promote the recycling and environmental services business
Encourage growth of titanium and polysilicon manufacturing
businesses

Nippon Oil Corporation  - 12 - Nippon Mining Holdings, Inc.

Management Goal of the Integrated Group

 After the execution of the business integration agreement,
consider the future business environment, competitiveness of the integrated group, strategies and profitability of each business operation and the most appropriate distribution of management resources in the future
 Financial goal is to achieve at least 10% return on equity (ROE)
and a debt to equity ratio (D/E Ratio) of not more than 1.0
at an early stage

Around April 2010

Scheduled to announce the Integrated Group's "Long-Term Vision"
and "Mid-Term Management Plan" for the fiscal years from 2010 through
2012

Nippon Oil Corporation  - 13 - Nippon Mining Holdings, Inc.

Reduction of Petroleum Refining Capacity

By March 31, 2011

Reduce capacity by 400,000 barrels per day *

By March 31, 2015,
at the latest
Capacity is scheduled to be further reduced by 200,000 barrels per day *
* December 4, 2008 (the date of basic agreement) is the benchmark date
The specific breakdown and method will be announced upon
determination

Nippon Oil Corporation  - 14 - Nippon Mining Holdings, Inc.

Synergies from the Business Integration

Synergies from the Business Integration
By the end of March 2013

Y 60 billion or more per year

Reduction of other costs
            Y 23 billion
Refinery division
 Y 14 billion
Crude Oil Procurement/ Supply Coordination/ Transportation
division
Y 13 billion
Purchase division
     Y 10 billion

Nippon Oil Corporation  - 15 - Nippon Mining Holdings, Inc.

By the end of March 2015

Y 100 billion or more per year (an additional Y 40 billion per year)

III.  Exhibits

Nippon Oil Corporation  - 16 - Nippon Mining Holdings, Inc.

# Profile of the Holding Company Newly-Established Through the Share Transfer

| | |
|---|---|
| Trade Name | JX Holdings Kabushiki Kaisha (JX Holdings, Inc. in English) |
| Location of Head Office | 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo |
| Name and Title of Representatives | Shinji Nishio, Representative Director and Chairman of the Board<br>(currently, Representative Director and President, President and Executive Officer, Nippon Oil Corporation)<br>Mitsunori Takahagi, Representative Director and President<br>(currently, President and Chief Executive Officer, Nippon Mining Holdings, Inc.) |
| Principal Business | (i) Business management of subsidiaries which engage in petroleum refining and marketing business, oil and natural gas exploration and production business, and metals business, and (ii) businesses ancillary to business described in (i). |
| Paid-in Capital, Capital Reserve | Paid-in Capital: ¥100 billion, Capital Reserve: ¥25 billion |
| Fiscal Year End | March 31 |
| Net Assets (consolidated) | Not yet determined |
| Total Assets (consolidated) | Not yet determined |
| Number of Shares Scheduled to be Issued | 2,495,485,929 shares |
| Number of Shares Constituting One Unit of Shares | 100 shares |
| Listed Stock Exchanges | Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange |
| Accounting Auditor | Ernst & Young ShinNihon LLC |
| Transfer Agent | The Chuo Mitsui Trust and Banking Co., Ltd. |
| Overview of Accounting Treatment in Conjunction with the Share Transfer | Accounting treatment of the Share Transfer will be conducted pursuant to the "Accounting Standards for Business Combinations" which were amended on December 26, 2008. |
| Prospects of Impact of the Share Transfer on Business Results | The prospects of the business results after the business integration will be announced upon determination. Around April 2010, the Holding Company plans to establish and announce for the Integrated Group a "Long-Term Vision" as well as a "Mid-Term Management Plan" for the Integrated Group for three years from fiscal 2010. |

Nippon Oil Corporation - 17 - Nippon Mining Holdings, Inc.

# Corporate Profiles of the Companies

| Trade Name | Nippon Oil Corporation | Nippon Mining Holdings, Inc. |
|---|---|---|
| Date of Establishment | May 10, 1888 | September 27, 2002<br>(Commenced operation on December 26, 1905) |
| Location of Head Office | 3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo | 10-1, Toranomon 2-chome, Minato-ku, Tokyo |
| Name and Title of Representative | Shinji Nishio, Representative Director and President | Mitsunori Takahagi, President and Chief Executive Officer |
| Paid-in Capital<br>(as of September 30, 2009) | ¥139,400 million | ¥73,900 million |
| Total Number of Issued and Outstanding Shares<br>(as of September 30, 2009) | 1,464.51 million shares | 928.46 million shares |
| Principal Business | Refinement and sale of petroleum products<br>Import and sale of gas<br>Generation and sale of electricity | Production and sale of petroleum products<br>Production and sale of non-ferrous metal products and processed electronic materials products |
| Major Shareholders and Percentage of Shareholding<br>(as of September 30, 2009) | Japan Trustee Services Bank, Ltd. (Trust Unit) (6.2%) | Japan Trustee Services Bank, Ltd. (Trust Unit) (10.0%) |
| | The Master Trust Bank of Japan, Ltd.<br>(Trust Unit) (5.4%) | The Master Trust Bank of Japan, Ltd.<br>(Trust Unit) (9.0%) |
| | Mizuho Corporate Bank, Ltd. (3.2%) | Japan Trustee Services Bank, Ltd. (Trust Unit 9) (3.5%) |
| | Mitsubishi Corporation (3.1%) | Mizuho Corporate Bank, Ltd. (2.4%) |
| | Sumitomo Mitsui Banking Corporation (2.8%) | Sumitomo Mitsui Banking Corporation (2.4%) |
| | Bank of Tokyo Mitsubishi UFJ, Ltd. (2.1%) | |
| Number of Employees<br>(as of September 30, 2009) | 13,869 (consolidated)<br>(Breakdown: petroleum refining and marketing 9,305; oil and natural gas E&P 589; construction/other 3,975) | 10,936 (consolidated)<br>(Breakdown: petroleum 4,380; metals 5,058; other 1,498) |
| Main Clients | Nationwide exclusive distributors and direct sale customers | Nationwide exclusive distributors and direct sale customers; electric cable manufacturers |
| Main Financing Banks | Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd. | Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd. |
| Fiscal Year End | March | March |
| Relationship between the Relevant Parties — Capital relationship | None | |
| Relationship between the Relevant Parties — Personnel relationship | None | |
| Relationship between the Relevant Parties — Transactional relationship | Nippon Oil Corporation and Japan Energy Corporation, a subsidiary of Nippon Mining Holdings, Inc., are parties to a business alliance in the areas of refining and distribution. | |

Nippon Oil Corporation - 18 - Nippon Mining Holdings, Inc.

# Business Results and Financial Conditions

Nippon Oil Corporation

(¥ millions, except for per share information)

| | Nippon Oil Corporation (consolidated) | | | Nippon Oil Corporation (non-consolidated) | | |
|---|---|---|---|---|---|---|
| Fiscal Year End | March 2007 | March 2008 | March 2009 | March 2007 | March 2008 | March 2009 |
| Net Assets | 1,331,981 | 1,429,266 | 1,016,306 | 786,268 | 827,253 | 746,920 |
| Total Assets | 4,385,533 | 4,594,197 | 3,969,730 | 3,071,996 | 3,233,615 | 2,868,804 |
| Net Assets per share (¥) | 829.64 | 896.06 | 627.90 | 537.11 | 565.13 | 511.58 |
| Net Sales | 6,624,256 | 7,523,990 | 7,389,234 | 5,826,415 | 6,706,382 | 6,658,071 |
| Operating Income | 159,684 | 263,962 | (312,506) | 14,445 | 115,325 | (441,090) |
| Ordinary Income | 186,611 | 275,666 | (275,448) | 33,101 | 132,088 | (147,045) |
| Net Income (loss) | 70,221 | 148,306 | (251,613) | 26,405 | 85,647 | 14,723 |
| Net Income per share (¥) | 48.12 | 101.49 | (172.42) | 18.06 | 58.53 | 10.07 |
| Annual Dividend per share(¥) | | | | 12.00 | 12.00 | 20.00 |

Nippon Mining Holdings, Inc.

(¥ millions, except for per share information)

| | Nippon Mining Holdings, Inc. (consolidated) | | |
|---|---|---|---|
| Fiscal Year End | March 2007 | March 2008 | March 2009 |
| Net Assets | 701,064 | 765,264 | 659,938 |
| Total Assets | 2,056,407 | 2,251,208 | 1,866,083 |
| Net Assets per share (¥) | 671.56 | 735.22 | 612.44 |
| Net Sales | 3,802,447 | 4,339,472 | 4,065,059 |
| Operating Income | 132,258 | 103,186 | (101,667) |
| Ordinary Income | 224,236 | 192,026 | (67,433) |
| Net Income (loss) | 106,430 | 99,299 | (40,794) |
| Net Income per share (¥) | 117.98 | 107.14 | (44.02) |
| Annual Dividend per share(¥) | | | |

Nippon Oil Corporation - 19 - Nippon Mining Holdings, Inc.

# Outline of Businesses

| | | Trade Name | Nippon Oil Corporation | | Nippon Mining Holdings, Inc. | |
|---|---|---|---|---|---|---|
| Business Description (Petroleum) | Upstream | Production | 126,000 BD (2008 average) | | 15,000 BD (2008 average) | |
| | | Reserve | 669 million Bbl<br>(as of end of Dec. 2008) | | 32 million Bbl<br>(as of end of Dec. 2008) | |
| | Crude Transport | Number of Crude Carriers | 21 VLCC<br>(as of Oct. 30, 2009) | | 10 VLCC<br>(as of Oct. 30, 2009) | |
| | Refinement and Supply | Refining Capacity of Group Refineries<br>(as of Oct. 30, 2009) | | (1,000 BD) | | (1,000 BD) |
| | | | Muroran Refinery | 180 | Mizushima Refinery | 240 |
| | | | Sendai Refinery | 145 | (35,000 BD out of 240,000 BD above is research facility.) | |
| | | | Negishi Refinery | 340 | Kashima Refinery (Kashima Oil Co., Ltd.) | 274 |
| | | | Osaka Refinery | 115 | | |
| | | | Mizushima Refinery | 250 | | |
| | | | Marifu Refinery | 127 | | |
| | | | Oita Refinery | 160 | | |
| | | | Total | 1,317 | Total | 514 |
| | | Product Export Volume (excluding foreign currency jet, bond) | 5.83 million KL<br>(Fiscal year ended March 31, 2009) | | 1.50 million KL<br>(Fiscal year ended March 31, 2009) | |
| | Logistics | Number of Oil Tank Centers | 46 (as of Oct. 30, 2009) | | 14 (as of Oct. 30, 209) | |
| | Distribution | Domestic Sales Volume of Fuel Oil | 48.87 million KL<br>(Fiscal year ended March 31, 2009) | | 20.82 million KL<br>(Fiscal year ended March 31, 2009) | |
| | | Sales Share | 23.1%<br>(Fiscal year ended March 31, 2009) | | 11.0%<br>(Fiscal year ended March 31, 2009) | |
| | | Number of Exclusive Distribution | 623 companies<br>(as of end of Sep. 2009) | | 318 companies<br>(as of end of Sep. 2009) | |
| | | Number of Service Stations | 9,745 (as of end of Sep. 2009) | | 3,269 (as of end of Sep. 2009) | |
| | Petro-chemicals | Paraxylene Production Capacity | 1,600,000 t/yr (as of Oct. 30, 2009) | | 1,020,000 t/yr (as of Oct. 30, 2009) | |
| | | Benzene Production Capacity | 800,000 t/yr (as of Oct. 30, 2009) | | 520,000 t/yr (as of Oct. 30, 2009) | |
| | | Propylene Production Capacity | 900,000 t/yr (as of Oct. 30, 2009) | | 90,000 t/yr (as of Oct. 30, 2009) | |

| | | | |
|---|---|---|---|
| Business Description (Metals) | Upstream | | (10,000 t/yr)<br>Escondida Copper Mine (Chile) 2.0% 2.0<br>Collahuasi Copper Mine (Chile) 3.6% 1.5<br>Los Pelambres Copper Mine (Chile) 15.0% 5.3<br>Group equity base entitlement volume of copper 8.8<br>%: Investment ratio of Nippon Mining & Metals Co., Ltd.<br>(as of Dec. 31, 2008) |
| | Midstream (Copper smelting) | | (10,000 t/yr)<br>Pan Pacific Copper Co., Ltd.<br>Saganoseki Smelter & Refinery: Hitachi Works 45<br>Tamano Smelter * 16<br>LS-Nikko Copper Inc. (Korea)<br>Onsan Smelter and Refinery 56<br>Group Refinery Capacity 117<br>*: Pan Pacific Copper Investment<br>(as of March 31, 2009) |
| | Downstream | | Electronic Materials Business<br>Isohara Works (targets for semiconductors and FPDs, etc.)<br>Shirogane Works (treated-rolled copper foil, electro-deposited copper foil, etc.)<br>Kurami Works (Corson alloys, etc.)<br>Recycling & Environmental Services Business<br>HMC Works |

Nippon Oil Corporation - 20 - Nippon Mining Holdings, Inc.

# Corporate Profiles of Major Companies (1)

**【Nippon Petroleum Refining Co., Ltd.】**

| | |
|---|---|
| Trade Name | Nippon Petroleum Refining Co., Ltd. |
| Date of Establishment | October 1, 1951 |
| Head Office | 3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo |
| Representative | Hiroshi Ono, Representative Director and President |
| Paid-in Capital | ¥5,000 million |
| Principal Business | Refinement and sale of petroleum products, generation and sale of electricity |
| Major Shareholder (as of Sep. 30, 2009) | Nippon Oil Corporation (100.0%) |
| Number of Employees (as of Sep. 30, 2009) | 3,627 |
| Fiscal Year End | March |
| Net Assets (as of Mar. 31, 2009) | ¥134,600 million (non-consolidated) |
| Total Assets (as of Mar. 31, 2009) | ¥811,300 million (non-consolidated) |
| Net Sales (Year ended Mar. 31, 2009) | ¥309,600 million (non-consolidated) |
| Ordinary Income (Year ended Mar. 31, 2009) | ¥19,900 million (non-consolidated) |

**【Nippon Oil Exploration Limited】**

| | |
|---|---|
| Trade Name | Nippon Oil Exploration Limited |
| Date of Establishment | June 26, 1991 |
| Head Office | 3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo |
| Representative | Makoto Koseki, Representative Director and President |
| Paid-in Capital | ¥9,800 million |
| Principal Business | Exploration, development and production of petroleum and natural gas |
| Major Shareholder (as of Sep. 30, 2009) | Nippon Oil Corporation (100.0%) |
| Number of Employees (as of Sep. 30, 2009) | 589 |
| Fiscal Year End | December |
| Net Assets (as of Dec. 31, 2008) | ¥124,400 million (non-consolidated) |
| Total Assets (as of Dec. 31, 2008) | ¥313,000 million (non-consolidated) |
| Net Sales (Year ended Dec. 31, 2008) | ¥48,500 million (non-consolidated) |
| Ordinary Income (Year ended Dec. 31, 2008) | ¥44,800 million (non-consolidated) |

Nippon Oil Corporation - 21 - Nippon Mining Holdings, Inc.

# Corporate Profiles of Major Companies (2)

**【Japan Energy Corporation】**

| | |
|---|---|
| Trade Name | Japan Energy Corporation |
| Date of Establishment | April 1, 2003 |
| Head Office | 10-1, Toranomon 2-chome, Minato-ku, Tokyo |
| Representative | Isao Matsushita, President and Chief Executive Officer |
| Paid-in Capital | ¥48,000 million |
| Principal Business | Production and sale of petroleum products |
| Major Shareholder (as of Sep. 30, 2009) | Nippon Mining Holdings, Inc. (100.0%) |
| Number of Employees (as of Sep. 30, 2009) | 1,403 |
| Fiscal Year End | March |
| Net Assets (as of Mar. 31, 2009) | ¥214,600 million (non-consolidated) |
| Total Assets (as of Mar. 31, 2009) | ¥834,500 million (non-consolidated) |
| Net Sales (Year ended Mar. 31, 2009) | ¥2,900,900 million (non-consolidated) |
| Ordinary Income (Year ended Mar. 31, 2009) | (¥110,000 million) (non-consolidated) |

**【Japan Energy Development Co., Ltd.】**

| | |
|---|---|
| Trade Name | Japan Energy Development Co., Ltd. |
| Date of Establishment | April 2, 1982 |
| Head Office | 9-13, Akasaka 1-chome, Minato-ku, Tokyo |
| Representative | Kenji Morita, President and Representative Director |
| Paid-in Capital | ¥5,000 million |
| Principal Business | Exploration, production and sale of petroleum and natural gas |
| Major Shareholder (as of Sep. 30, 2009) | Japan Energy Corporation (100.0%) |
| Number of Employees (as of Sep. 30, 2009) | 65 |
| Fiscal Year End | March |
| Net Assets (as of Mar. 31, 2009) | ¥25,500 million (non-consolidated) |
| Total Assets (as of Mar. 31, 2009) | ¥28,500 million (non-consolidated) |
| Net Sales (Year ended Mar. 31, 2009) | ¥15,900 million (non-consolidated) |
| Ordinary Income (Year ended Mar. 31, 2009) | ¥13,700 million (non-consolidated) |

**【Nippon Mining & Metals Co., Ltd.】**

| | |
|---|---|
| Trade Name | Nippon Mining & Metals Co., Ltd. |
| Date of Establishment | April 7, 1981 |
| Head Office | 10-1, Toranomon 2-chome, Minato-ku, Tokyo |
| Representative | Masanori Okada, President and Chief Executive Officer |
| Paid-in Capital | ¥24,500 million |
| Principal Business | Production and sale of non-ferrous metal products and processed electronic materials products |
| Major Shareholder (as of Sep. 30, 2009) | Nippon Mining Holdings, Inc. (100.0%) |
| Number of Employees (as of Sep. 30, 2009) | 1,231 |
| Fiscal Year End | March |
| Net Assets (as of Mar. 31, 2009) | ¥104,800 million (non-consolidated) |
| Total Assets (as of Mar. 31, 2009) | ¥298,300 million (non-consolidated) |
| Net Sales (Year ended Mar. 31, 2009) | ¥187,800 million (non-consolidated) |
| Ordinary Income (Year ended Mar. 31, 2009) | (¥5,300 million) (non-consolidated) |

Nippon Oil Corporation - 22 - Nippon Mining Holdings, Inc.

Notice Regarding this Presentation Material

Filings with the U.S. Securities and Exchange Commission

Nippon Oil Corporation and Nippon Mining Holdings, Inc.
may file a registration statement on Form F-4 with the U.S.
Securities and Exchange Commission (the "SEC") in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed)
and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and
Nippon Mining Holdings, Inc., the joint share transfer and
related matters including the terms and conditions of the
transaction. U.S. shareholders of Nippon Oil Corporation and
Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share
transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the
SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at
+81-3-3502-9860 or Nippon Mining Holdings, Inc. at
+81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.
These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends',
'should', 'seeks', 'estimates', future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the
transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated;
and (7) other risks to consummation of the transaction.

Nippon Oil Corporation   - 23 -     Nippon Mining Holdings, Inc.